[KPMG LETTERHEAD]

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Oritani Financial Corp. and subsidiaries:

We consent to the incorporation by reference in the registration statements on Form S-8 of Oritani Financial Corp. and subsidiaries of our reports dated September 12, 2011 with respect to the consolidated balance sheets of Oritani Financial Corp. and subsidiaries as of June 30, 2011 and 2010 and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2011 and the effectiveness of internal control over financial reporting as of June 30, 2011 which reports appear in the June 30, 2011 annual report on Form 10-K of Oritani Financial Corp. and subsidiaries.

/s/ KPMG

January 6, 2012